Exhibit 4.2

EXECUTION VERSION

THIRD AMENDMENT TO SECOND AMENDED AND RESTATED NOTE PURCHASE AND PRIVATE SHELF AGREEMENT

This Third Amendment dated as of May 18, 2021 (this “Third Amendment”) to the Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of August 6, 2019, as amended by the First Amendment dated as of January 31, 2020 and Second Amendment dated as of May 19, 2020 (as amended, the “Note Agreement”) is between Modine Manufacturing Company, a Wisconsin corporation (the “Company”), PGIM, Inc. (“Prudential”) and each holder of the Series A Notes, the Series B Notes and the Series C Notes (collectively, the “Noteholders”).

RECITALS:

A.          The Company, Prudential and the Noteholders are parties to the Note Agreement pursuant to which the Notes (as defined therein) are outstanding.

B.          The Company has requested, among other things, that Prudential and the Noteholders agree to certain amendments to the Note Agreement, as set forth below.

C.          Subject to the terms and conditions set forth herein, the Noteholders are willing to amend the Note Agreement in the respects, but only in the respects, set forth in this Third Amendment.

D.          Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Agreement, as amended hereby, unless herein defined or the context shall otherwise require.

E.          All requirements of law have been fully complied with and all other acts and things necessary to make this Third Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Noteholders do hereby agree as follows:

SECTION 1.       AMENDMENTS.

Effective as of the Effective Date (as defined in Section 3 hereof), the Company and the Noteholders agree that the Note Agreement is amended as follows:

1.1         Section 7.1(b) of the Note Agreement is hereby amended by amending and restating in its entirety the last paragraph thereof to read as follows:

setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon (without a “going concern” or like qualification or exception (other than such a qualification or exception that is (x) solely with respect to, or resulting solely from, the upcoming maturity date of any of the Notes hereunder being scheduled to occur within twelve months from the time such report is delivered or (y) with respect to, or resulting from, any potential inability to satisfy the Leverage Ratio and/or Interest Expense Coverage Ratio set forth in Sections 10.1 and/or 10.3 hereof on a future date or in a future period) and without any qualification or exception as to the scope of the audit on which such opinion is based, provided that such report may include references regarding audits performed by other auditors as contemplated by AU Section 543, Part of Audit Performed By Other Independent Auditors (or any successor or similar standard under GAAP)) of PricewaterhouseCoopers LLP or another independent public accountants of recognized national standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, provided that the delivery within the time period specified above of the Company’s Form 10-K for such Fiscal Year (together with the Company’s annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Exchange Act) prepared in accordance with the requirements therefor and filed with the SEC shall be deemed to satisfy the requirements of this Section 7.1(b); provided, further, that the Company shall be deemed to have made such delivery of such Form 10-K if it shall have timely made Electronic Delivery thereof;

1.2         Section 9.11 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 9.11      Excess Leverage Fee.    Without limiting the Company’s obligations under Section 10.1 hereof, from and after March 31, 2021, for any Fiscal Quarter for which the Adjusted Leverage Ratio is greater than 3.25 to 1.00 as of the last day of such Fiscal Quarter, in addition to the interest accruing on the Notes, the Company agrees to pay to each holder of a Note (including but not limited to the holders of the Series A Notes, Series B Notes and Series C Notes) a fee (the “Excess Leverage Fee”) on the daily average outstanding principal amount of such Note during such Fiscal Quarter at a rate of 0.50% per annum provided that, the rate at which the Excess Leverage Fee is calculated shall be increased to 0.75% per annum for any Fiscal Quarter for which the Company’s Adjusted Leverage Ratio is greater than 3.75 to 1.00.  The Excess Leverage Fee with respect to each Note for any Fiscal Quarter shall be calculated on the same basis as interest on such Note is calculated and, subject to the last sentence of this Section 9.11, shall be paid in arrears within three Business Days after the date the Company provides the financial statements for such Fiscal Quarter or Fiscal Year, with respect to the last quarterly fiscal period of a Fiscal Year, as required by Section 7.1(a) or 7.1(b) hereof, as applicable, and the related compliance certificate required by Section 7.2(b).  The payment of any Excess Leverage Fee shall not constitute a waiver of any Default or Event of Default.  If for any reason the Company fails to deliver the financial statements required by Section 7.1(a) or 7.1(b) hereof or the related compliance certificate required by Section 7.2(b) hereof for a Fiscal Quarter or Fiscal Year as to which an election pursuant to the proviso in Section 10.1 is in effect within 30 days after the date such financial statements and compliance certificate are required to be delivered, then the Company shall be deemed to have an Adjusted Leverage Ratio as of the end of such Fiscal Quarter of greater than 3.75 to 1.00 for the purposes of this Section 9.11, and an Excess Leverage Fee calculated at 0.75% per annum, shall become immediately due with respect to the related Fiscal Quarter.

1.3         Section 10.1 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 10.1      Limitations on Consolidated Total Debt.    The Company will not permit the Leverage Ratio to be greater than 3.25 to 1.00 as of the end of any Fiscal Quarter, provided that, upon the written election by the Company delivered to the holders of the Notes not later than the last day of the Fiscal Quarter in which a Permitted Acquisition with a cash purchase price exceeding $50,000,000 (any such Permitted Acquisition, a “Specified Acquisition”) is consummated (any such Fiscal Quarter, a “Specified Quarter”), and subject to the compliance by the Company with the provisions of Section 9.11, the Leverage Ratio may be greater than 3.25 to 1.00 but not greater than (x) 3.75 to 1.00 for the applicable Specified Quarter and the Fiscal Quarter immediately following such Specified Quarter, (y) 3.50 to 1.00 for the second and third Fiscal Quarters immediately following such Specified Quarter and (z) 3.25 to 1.00 on the last day of any Fiscal Quarter thereafter.  After any such election is made by the Company, the Company shall be prohibited from making any additional election until after the maximum Leverage Ratio returns to 3.25 to 1.00 for at least two consecutive Fiscal Quarters.  Once the Company makes such an election permitted under this Section 10.1, it shall be in effect for the periods described above.

1.4         Section 10.10 of the Note Agreement is hereby amended by (a) deleting the two tables following clause (g) and inserting the following table in lieu thereof:

If the Leverage Ratio	Aggregate Amount of Restricted Payments for such Fiscal Year
Is greater than or equal to 3.00 to 1.00	$20,000,000
Is less than 3.00 to 1.00	No Limit

and (b) amending and restating in its entirety the paragraph immediately following the table in clause (g) to read as follows:

In determining whether Restricted Payments may be made at any time, the Leverage Ratio shall be determined as of the most recently ended Fiscal Quarter of the Company (after giving pro forma effect to such Restricted Payments).  Notwithstanding the above, if the Leverage Ratio is greater than or equal to 3.00 to 1.00 as of the end of any Fiscal Year and the aggregate amount of Restricted Payments exceeded the limit set forth above for a Fiscal Year as to which the Leverage Ratio is greater than or equal to 3.00 to 1.00, then the amount of permitted Restricted Payments for the subsequent Fiscal Year (but not for any Fiscal Year after such subsequent Fiscal Year) shall be reduced by such excess, provided that such amount shall not be reduced to less than $1,000,000.

1.5          Section 10.12(y) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(y)     any other Investments, provided that:  (i) no Default or Event of Default exists at the time such Investment is made or would be caused thereby, and (ii) the aggregate amount of all such Investments plus the Acquisition Consideration paid or incurred in respect of Permitted Acquisitions in any Fiscal Year shall not exceed the greater of $75,000,000 and 5.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)); provided that the foregoing dollar limitation shall not apply if the pro forma Leverage Ratio after giving effect (including pro forma effect) to such Investment or Acquisition is less than or equal to a ratio equal to 3.00 to 1.00.

1.6         The definition of “Guaranty or Guarantee” contained in Schedule B of the Note Agreement is hereby amended by inserting a new sentence after the final sentence to read as follows:

The amount of any Guaranty or Guarantee shall be deemed equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty or Guarantee is made or, if not stated or if indeterminable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantor in good faith; provided that (a) if any Guaranty or Guarantee is limited to an amount less than the obligations guaranteed or supported, the amount of the such Guaranty or Guarantee shall be equal to the lesser of the amount determined pursuant to the initial clause of this sentence and the amount to which such Guaranty or Guarantee is so limited; (b) if any Guaranty or Guarantee is limited to recourse against a particular asset or assets of such Person, the amount of such Guaranty or Guarantee shall be equal to the lesser of the amount determined pursuant to the initial clause of this sentence and the fair market value of such asset or assets at the date for determination of the amount of such Guaranty or Guarantee; and (c) in the case of a Guaranty or Guarantee to purchase or provide funds for the purpose of assuring a creditor against loss, up to €4,000,000 of such aggregate amount shall be calculated net of the value of the property, securities or services purchased.

1.7         The definition of “Leverage Ratio” contained in Schedule B of the Note Agreement is hereby amended by (a) deleting the proviso contained in clause (i)(b) thereof in its entirety and (b) replacing the “.” at the end of clause (ii) thereof with “;” and adding a new proviso immediately following such clause (ii) to read as follows:

provided that, at any time after the definitive agreement for any Material Acquisition shall have been executed (or, in the case of a Material Acquisition in the form of a tender offer or similar transaction, after the offer shall have been launched) and prior to the consummation of such Material Acquisition (or termination of the definitive documentation in respect thereof (or such later date as such debt ceases to constitute Acquisition Indebtedness as set forth in the definition of “Acquisition Indebtedness”)), any Acquisition Indebtedness (and the proceeds of such Debt) shall be excluded from the determination of the Leverage Ratio.

1.8       Schedule B to the Note Agreement is hereby amended by deleting the definitions of “Adjusted Leverage Period”, “Excess Adjusted Leverage Fee”, “Increased Leverage Period Fee”, and “Post 2021 Leverage Fee”.

1.9         Schedule B to the Note Agreement is hereby amended by adding, or amending and restating, as applicable, the following definitions:

“Acquisition Indebtedness” means any Debt of the Company or any of its Subsidiaries that has been issued for the purpose of financing, in whole or in part, a Material Acquisition and any related transactions or series of related transactions (including for the purpose of refinancing or replacing all or a portion of any pre-existing Debt of the Company, any of its Subsidiaries or the person(s) or assets to be acquired); provided that (i) the release of the proceeds thereof to the Company and its Subsidiaries is contingent upon the consummation of such Material Acquisition and, pending such release, such proceeds are held in escrow (and, if the definitive agreement (or, in the case of a tender offer or similar transaction, the definitive offer document) for such acquisition is terminated prior to the consummation of such Material Acquisition or if such Material Acquisition is otherwise not consummated by the date specified in the definitive documentation relating to such Debt, such proceeds shall be promptly applied to satisfy and discharge all obligations of the Company and its Subsidiaries in respect of such Debt) or (ii) such Debt contains a “special mandatory redemption” provision (or other similar provision) or otherwise permits or requires such Debt to be redeemed or prepaid if such Material Acquisition is not consummated by the date specified in the definitive documentation relating to such Debt (and if the definitive agreement (or, in the case of a tender offer or similar transaction, the definitive offer document) for such Material Acquisition is terminated in accordance with its terms prior to the consummation of such Material Acquisition or such Material Acquisition is otherwise not consummated by the date specified in the definitive documentation relating to such Debt, such Debt is so redeemed or prepaid within 90 days of such termination or such specified date, as the case may be).

“Debt” of any Person means, without duplication, such Person’s (i) obligations for borrowed money and all mandatory obligations under any Disqualified Stock, (ii) obligations representing the deferred purchase price of property or services (other than accounts payable and accrued expenses, in each case, arising in the ordinary course of such Person’s business), (iii) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from property now or hereafter owned or acquired by such Person, (iv) obligations which are evidenced by notes, acceptances, or other instruments (other than with respect to accounts payable arising in the ordinary course of such Person’s business), (v) obligations of such Person to purchase securities or other property arising out of or in connection with the sale of the same or substantially similar securities or property, (vi) Capitalized Lease Obligations, (vii) obligations in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money), (viii) Guaranties in respect of Debt of any other Person, (ix) Off-Balance Sheet Liabilities, (x) Receivables Transaction Attributed Indebtedness, (xi) Supply Chain Finance Outstanding Obligations and (xii) obligations under Swap Contracts.  In the event any of the foregoing Debt is limited to recourse against a particular asset or assets of such Person, the amount of the corresponding Debt shall be equal to the lesser of the amount of such Debt and the fair market value of such asset or assets at the date of determination of the amount of such Debt.  Notwithstanding the foregoing, the term “Debt” shall exclude (1) purchase price adjustments, earnouts, holdbacks or deferred payments of a similar nature (including deferred compensation representing consideration or other contingent obligations incurred in connection with an Acquisition), except in each case to the extent that such amount payable is, or becomes, reasonably determinable and contingencies have been resolved, (2) Debt that has been defeased, discharged and/or redeemed in accordance with its terms, provided that funds in an amount equal to all such Debt (including interest and any other amounts required to be paid to the holders thereof in order to give effect to such defeasance, discharge and/or redemption) have been irrevocably deposited with a trustee for the benefit of the relevant holders of such Debt, (3) accrued pension cost, employee benefits and postretirement health care obligations arising in the ordinary course of business, (4) obligations in respect of customer advances received and held in the ordinary course of business or (5) interest, fees, make-whole amounts, premium, charges or expenses, if any, relating to the principal amount of Debt.

“Excess Leverage Fee” is defined in Section 9.11.

“Material Acquisition” means any acquisition if the aggregate consideration paid or to be paid (including liabilities to be assumed as part of the purchase consideration) by the Company or a Subsidiary in respect of such acquisition is equal to or greater than $125,000,000.

“Material Adverse Effect” means a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), assets, or properties of the Company and its Subsidiaries taken as a whole, excluding changes or effects in connection with specific events (and not general economic or industry conditions) applicable to the Company and/or its Subsidiaries as disclosed in any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with or furnished to the SEC, in each case prior to the Third Amendment Effective Date), or (b) the ability of the Company or any Subsidiary Guarantor to perform its obligations under this Agreement, the Notes or any other Transaction Document to which it is a party, or (c) the validity or enforceability of this Agreement, the Notes, the Subsidiary Guaranty or any other Transaction Document against the Company or any Subsidiary Guarantor or the rights and remedies against the Company or any Subsidiary Guarantor thereunder.

“Third Amendment Effective Date” means May 18, 2021.

SECTION 2.       REPRESENTATIONS AND WARRANTIES.

2.1        To induce Prudential and the Noteholders to execute and deliver this Third Amendment (which representations shall survive the execution and delivery of this Third Amendment), the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that:

(a)         this Third Amendment has been duly authorized, executed and delivered by it and this Third Amendment constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(b)         the Note Agreement, as amended by this Third Amendment, constitutes the legal, valid and binding obligations, contracts and agreements of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(c)        the execution, delivery and performance by the Company of this Third Amendment (i) has been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation applicable to the Company or its certificate of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, or any other Material agreement or instrument to which it is a party or by which its properties or assets are or may be bound or affected, including without limitation the Credit Agreement, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under, or require any consent or approval under, any indenture, deed of trust, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 3.1(c);

(d)         upon giving effect to the amendments to the Note Agreement contained in this Third Amendment, all the representations and warranties contained in Section 5 of the Note Agreement and in the other Transaction Documents are true and correct in all material respects with the same force and effect as if made by the Company and the Subsidiary Guarantors on and as of the date hereof; provided that, notwithstanding any provision of this Third Amendment or the Note Agreement to the contrary, in lieu of making the representation and warranty set forth in the last sentence of Section 5.3 of the Note Agreement as a condition to the occurrence of the Third Amendment Effective Date, the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that, since March 31, 2020, there has been no change in the financial condition, operations, business or properties of the Company and its Subsidiaries, taken as a whole, that individually or in the aggregate has had a Material Adverse Effect; and

(e)          upon giving effect to the amendments to the Note Agreement contained in this Third Amendment, no Default or Event of Default shall be in existence.

SECTION 3.       CONDITIONS TO EFFECTIVENESS.

This Third Amendment shall not become effective until, and shall become effective on the date (the “Effective Date”) when, each and every one of the following conditions shall have been satisfied:

(a)         Executed counterparts of this Third Amendment, duly executed by the Company, the Subsidiary Guarantors, Prudential and the Noteholders, shall have been delivered to Prudential and the Noteholders;

(b)         The Noteholders shall have received an amendment to the Credit Agreement and all agreements and documents executed in connection therewith, and such amendment and other agreements and documents shall be satisfactory to Prudential and the Noteholders and shall become effective simultaneously with, or substantially simultaneously with, this Third Amendment;

(c)         Each Subsidiary required under the Note Agreement to be a party to the Subsidiary Guaranty as of the Effective Date shall have executed and delivered the Subsidiary Guaranty, or a joinder thereto, in form and substance reasonably satisfactory to the Required Holders, and the Subsidiary Guaranty shall be in full force and effect with respect to such Subsidiary, and such Subsidiary shall have complied with all other applicable provisions of Section 9.8 of the Note Agreement;

(d)          The representations and warranties of the Company and each Subsidiary Guarantor in this Third Amendment and in each of the other Transaction Documents to which it is a party shall be correct when made and on the Effective Date (subject to the proviso to Section 2.1(d) of this Third Amendment); and

(e)         All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in substance and form to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

SECTION 4.       EXPENSES.

The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by any Noteholder, all reasonable and documented out-of-pocket costs and expenses, including reasonable, documented and invoiced attorneys’ fees and expenses of one special counsel for each of the Noteholders, incurred by any Noteholder in connection with this Third Amendment or the transactions contemplated hereby, in enforcing any rights under this Third Amendment, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Third Amendment or the transactions contemplated hereby.  The obligations of the Company under this Section 4 shall survive transfer by any Noteholder of any Note and payment of any Note.

SECTION 5.       REAFFIRMATION.

Each Subsidiary Guarantor hereby consents to the terms and conditions of this Third Amendment, including without limitation all covenants, representations and warranties, releases, indemnifications, and all other terms and provisions hereof, and the consummation of the transactions contemplated hereby, and acknowledges that its Guaranty under the Subsidiary Guaranty and its obligations under all other Transaction Documents to which it is a party remain in full force and effect and are hereby ratified and confirmed in all respects.

SECTION 6.       MISCELLANEOUS.

6.1       This Third Amendment shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Third Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.  The Company and the Subsidiary Guarantors acknowledge and agree that no holder is under any duty or obligation of any kind or nature whatsoever to grant the Company any additional amendments or waivers of any type, whether or not under similar circumstances, and no course of dealing or course of performance shall be deemed to have occurred as a result of the amendments herein.

6.2       Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Third Amendment may refer to the Note Agreement without making specific reference to this Third Amendment but nevertheless all such references shall include this Third Amendment unless the context otherwise requires.

6.3      The descriptive headings of the various Sections or parts of this Third Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

6.4         This Third Amendment shall be governed by and construed in accordance with New York law.

6.5       The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Third Amendment may be executed in any number of counterparts and by electronic means, each executed counterpart constituting an original, but all together only one agreement.

* * * * *

MODINE MANUFACTURING COMPANY

By:	/s/ Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	Vice President, Finance and Chief Financial Officer

MODINE CIS HOLDING INC.

By:	/s/ Scott A. Miller
Name:	Scott A. Miller
Title:	Chairman

MODINE GRENADA LLC

By:	Scott A. Miller
Name:	Scott A. Miller
Title:	Chairman

MDA US LLC

By:	Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	President

[Signature Page - Third Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

ACCEPTED AND AGREED TO:

PGIM, INC.

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	PGIM, Inc.,
as investment manager

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
PRUDENTIAL ARIZONA REINSURANCE TERM COMPANY

By:	PGIM, Inc.,
as investment manager

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE INSURANCE COMPANY

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

[Signature Page - Third Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

PAR U HARTFORD LIFE & ANNUITY COMFORT TRUST

By:	Prudential Arizona Reinsurance Universal
Company, as Grantor

By:	PGIM, Inc., as investment manager

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
PRUDENTIAL LEGACY INSURANCE COMPANY OF NEW JERSEY
PRUDENTIAL TERM REINSURANCE COMPANY

By: PGIM, Inc., as investment manager

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD.
THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD.

By:	PGIM Japan Co., Ltd., as Investment Manager

By: PGIM, Inc., as Sub-Adviser

By:	/s/ David Quackenbrush
David Quackenbrush
Vice President

[Signature Page - Third Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]